Q3 FY24 Earnings Presentation  Vista Outdoor Inc.   (NYSE: VSTO)  BRINGING THE WORLD OUTSIDE  February 1, 2024  ©VISTAOUTDOOR  Note: References to The Kinetic Group and Revelyst in the presentation refer to the former Sporting Products and Outdoor Products segments of Vista Outdoor, respectively  Filed by Vista Outdoor Inc.  Pursuant to Rule 425 under the Securities Act of 1933   and deemed filed pursuant to Rule 14a-12  under the Exchange Act of 1934  Subject Company: Revelyst, Inc.   Commission File No.: 001-41793

No Offer or Solicitation  This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction (as defined herein) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Additional Information and Where to Find It  These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor Inc. (“Vista Outdoor”), Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the United States Securities and Exchange Commission (the “SEC”) on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. After the Registration Statement is declared effective, Vista Outdoor will mail the definitive proxy statement/prospectus to each Vista Outdoor stockholder entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com.  Participants in Solicitation  Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.  ©VISTA OUTDOOR  2

Forward Looking Statements  Certain statements in this presentation and other oral and written statements made by Vista Outdoor Inc. (“Vista Outdoor”, “we”, “us” or “our”) from time to time are “forward-looking statements”, including those that discuss, among other things: Vista Outdoor’s plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause Vista Outdoor’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on Vista Outdoor’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from Vista Outdoor’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor’s operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting Vista Outdoor’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; Vista Outdoor’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or Vista Outdoor’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of Vista Outdoor’s primary delivery and shipping services for Vista Outdoor’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; Vista Outdoor’s ability to take advantage of growth opportunities in international and commercial markets; Vista Outdoor’s ability to obtain and maintain licenses to third-party technology; Vista Outdoor’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with Vista Outdoor’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; Vista Outdoor’s competitive environment; Vista Outdoor’s ability to adapt its products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; Vista Outdoor’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; Vista Outdoor’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.  ©VISTA OUTDOOR  3

Non-GAAP Financial Measures  Non-GAAP financial measures such as adjusted EBITDA, adjusted EBITDA margin, adjusted operating income, adjusted operating margin, adjusted EPS, adjusted free cash flow, adjusted effective tax rate, net debt and net debt leverage ratio (among others) as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). These non-GAAP measures should be considered in addition to, and not as substitutes for, GAAP measures. Please see the appendix titled “ Financial and Non-GAAP Reconciliations” for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.  Vista Outdoor has not reconciled adjusted EBITDA guidance to GAAP net income guidance and adjusted EBITDA margin guidance to GAAP net income margin guidance because Vista Outdoor does not provide guidance for GAAP net income, which is a reconciling item for Adjusted EBITDA. GAAP net income is also a reconciling item between GAAP net income margin and non-GAAP EBITDA margin. Accordingly, a reconciliation to net income and net income margin is not available without unreasonable effort. Reconciliations of adjusted EPS guidance to EPS guidance and adjusted free cash flow guidance to cash provided by operating activities guidance are available within the “Financial and Non-GAAP Reconciliations” section of this presentation.  Vista Outdoor has not reconciled adjusted effective tax rate guidance to GAAP effective tax rate guidance because Vista Outdoor does not provide guidance for income (loss) before income taxes, which is a reconciling item between GAAP effective tax rate and non-GAAP adjusted effective tax rate. Accordingly, a reconciliation to effective tax rate is not available without unreasonable effort.  ©VISTA OUTDOOR  4

Andrew Keegan  CFO  BRINGING THE WORLD OUTSIDE  Transaction Update

Transaction Key Takeaways  6  The transaction is on track, and we believe meaningful stockholder value will be created through the transaction to sell The Kinetic Group, paving a path of long-term success for each business.  1  2  Large milestones have been reached on the regulatory approval process including the expiration of the HSR anti-trust review period, receiving U.K. National Security and Investment Act approval and formally beginning the CFIUS review process in late December.  4  Cash remaining after paying down debt, taxes, transaction costs, other customary closing related payments, merger consideration, the approximately $750 million payment to stockholders and capitalizing Revelyst with up to $250 million in cash is expected to be returned to Revelyst stockholders as a special dividend or share repurchase.  3  For each share of Vista Outdoor, a stockholder will receive one share of Revelyst and cash consideration of $12.90 per share. The cash consideration is not a dividend and is instead a part of the merger consideration  5  We expect to hold our stockholder vote during Q2 of calendar year 2024. Assuming the regulatory approvals are complete by the stockholder vote (which cannot be assured), we expect to close the transaction shortly thereafter.

Sale of The Kinetic Group to Czechoslovak Group Creates Meaningful Stockholder Value  Vista Outdoor has entered into a definitive agreement to sell The Kinetic Group to Czechoslovak Group (“CSG”)  Vista Outdoor's Board of Directors has determined that the sale of The Kinetic Group is the best strategic alternative for maximizing stockholder value  Upon completion, The Kinetic Group will become a wholly owned subsidiary of CSG, operating as a private company under experienced leadership  “This is an important strategic step for our company in creating value through separating our Revelyst and The Kinetic Group businesses” – Gary McArthur, Board Member of Vista Outdoor  The Kinetic Group will be led by Jason Vanderbrink as CEO, Al Kerfeld as CFO and Jeff Ehrich as General Counsel and Corporate Secretary  Transaction Summary  Purchase Price (1)  $1.91Bn  Valuation Multiple  ~5x Kinetic Group FY24 EBITDA including estimated standalone costs  Consideration  Consideration is all cash, supported by $1.11Bn of fully committed debt financing with the remaining amount funded by CSG  Timing  Expect to close this transaction in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions  Use of Proceeds  Pay off remaining debt  Deliver approximately $750M, which equates to $12.90 per share, in cash to stockholders as part of transaction consideration. The cash consideration is not a dividend and is instead a part of the merger consideration   Remaining cash of up to $250M to stay on Revelyst’s balance sheet, with excess amounts expected to be utilized for a one-time special dividend or share repurchase   Structure  Vista Outdoor will separate its Revelyst business from its The Kinetic Group business, and CSG will merge one of its subsidiaries with Vista Outdoor (holding only The Kinetic Group business), with current public stockholders of Vista Outdoor receiving shares of Revelyst and $750 million in cash in aggregate  This transaction will be treated as a taxable sale of a stockholder's Vista Outdoor shares for the Revelyst shares and cash consideration they receive in the merger. The cash consideration is not a dividend and is instead a part of the merger consideration. Vista Outdoor stockholders will generally recognize gain or loss in the transaction equal to the difference between their tax basis in their Vista Outdoor shares they exchange and the sum of the cash and the fair market value of the Revelyst shares they receive in the merger, determined as of the closing date. This allows stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares at the time of closing   Relative to a divestiture of The Kinetic Group as an asset sale, this structure has corporate level tax of approximately $50 million versus approximately $380 million for a divestiture as an asset sale and allows for the tax-efficient return of cash to stockholders  Note:  (1) Subject to adjustments for cash, debt, transaction expenses and net working capital  7  ©VISTA OUTDOOR

Illustrative Vista Outdoor Stockholder Impact at Closing  For Each Vista Outdoor Share Held at Closing(1),   A Stockholder Receives  One Share  Revelyst  $12.90   Transaction Cash Consideration  Tax Implication  This transaction will be treated as a taxable sale of a stockholder's Vista Outdoor shares for the Revelyst shares and cash consideration they receive in the merger. The cash consideration is not a dividend and is instead a part of the merger consideration.  Vista Outdoor stockholders will generally recognize gain or loss in the transaction equal to the difference between their tax basis in their Vista Outdoor shares they exchange and the sum of the cash and the fair market value of the Revelyst shares they receive in the merger, determined as of the closing date.     This allows stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares at the time of closing.   Footnotes:  (1) Record date is the closing date of the transaction  One Share   Vista Outdoor  ©VISTA OUTDOOR  Stockholder’s tax basis in each share of Revelyst received will be equal to that share’s fair market value on the closing date

Example Use of Proceeds (As of Fiscal Year End 2024)

The below is an example use of proceeds for the cash remaining after the payment of taxes, transaction costs, and other customary closing related payments, the pay down of all debt and the approximately $750 million dollar payment to stockholders

Illustrative Proceeds Waterfall[1]

Use of Cash	Amount
Gross Transaction Proceeds	$1,910M
Less: Estimated Taxes, Transaction Costs and Other Customary Closing Related Payments	~70M
Less: Estimated Remaining Net Debt[2]	~760M
Less: Transaction Consideration to Stockholders	~750M
Cash Remaining	**~$330M**

Intended Allocation of Cash



~$330M
Cash Remaining
1
$250M(3)
Capitalize Revelyst Balance Sheet
2
~$80M
Special Dividend
Or
Share Repurchase

We expect Cash Remaining will increase the later the transaction closing extends, as free cash flow further reduces net debt

Footnotes:

(1) The example is based on an expected balance sheet as of March 31, 2024. The timing of closing will depend upon satisfaction of closing conditions, including timing of receipt of stockholder and necessary regulatory approvals.

(2) Estimated net debt based on mid-point of adjusted free cash flow guidance for fiscal year 2024.

(3) We expect to capitalize Revelyst with up to $250M in cash at transaction closing.

© VISTA OUTDOOR

9

Implied Revelyst Standalone Value

Illustrative Revelyst Standalone Value[1]

VISTA OUTDOOR		THE KINETIC GROUP		REVELYST
$28.29	−	**$12.90**	=	**$15.39**
Per Share[2]		*Per Share*[3]		*Implied Revelyst Equity Valuation Per Share*

Share Count: ~58M[4]

Implied Equity Value: ~$890M

(-) Cash: $250M[5]

(-) Potential Special Dividend / Share Repurchase: $80M[6]

(+) Debt: $0

~$570M

Enterprise Value

Footnotes:

(1) The example is based on an expected balance sheet as of March 31, 2024. The timing of closing will depend upon satisfaction of closing conditions, including timing of receipt of stockholder and necessary regulatory approvals.

(2) Closing share price as of 1/30/2024

(3) Cash portion of the merger consideration, as set forth in the merger agreement

(4) Fully diluted share count as of December 24, 2023

(5) We expect to capitalize Revelyst with up to $250M in cash at transaction closing

(6) Estimate as of today of expected Revelyst cash on hand following the transaction closing in excess of $250M that Revelyst currently expects to return to Revelyst stockholders in the form of a share buyback or a special dividend

10

© VISTA OUTDOOR

View Into Post-Transaction Revelyst The transaction is expected to jump-start Revelyst’s compelling vision by capitalizing its balance sheet with cash to accelerate its capital allocation strategy and position Revelyst to hit the ground running as a successful, independent company FY 2025E(1) Double Standalone Adj. EBITDA(2) from FY2024E $0 of Debt $250 Million in cash 1 2 3 Capital Allocation Priorities Investment in core organic growth opportunities Opportunistic share repurchases Selective tuck-in acquisitions with clear integration use-cases Footnotes:  (1)
Based on guidance as of 2/1/2024 (2) Non-GAAP financial measure, See slide 4 titled "Non-GAAP Financial Measures" and appendix titled “Financial and Non-GAAP Reconciliations"

APPENDIX:  The Kinetic Group Transaction Summary

Positions The Kinetic Group for Strategic Success  Strategic Alignment   Combines The Kinetic Group’s leading portfolio of U.S. ammunition brands with CSG’s diverse, global defense portfolio   Unlocking Opportunities for GrowthAs a private company, The Kinetic Group can focus on continued product innovation for a dedicated and growing consumer base  Maximized FocusThe Kinetic Group’s strategy uniquely tailored to ammunition allowing for streamlined operational focus  1  2  3  A Transformational Combination  27

CSG Will Enable The Kinetic Group To Achieve Its Full Potential  Notes:  Headquartered in Prague, Czech Republic, Europe CSG is a leading industrial-technological holding company, operating within five strategic business segments, including defense, aerospace, ammunition, mobility and business  “We look forward to building on The Kinetic Group’s success in delivering innovative, quality products and are confident in the long-term value wecan create together.” – Michal Strnad, CEO  Manages a diverse portfolio of industrial and trade companies across the defense and civil sectors with over 10,000 employees worldwide  Experienced management team with successful track record of driving operational excellence across the portfolio    Overview  28